SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SMITH & WESSON HOLDING CORPORATION

(Name of Subject Company (Issuer))

SMITH & WESSON HOLDING CORPORATION

(Name of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

831756 10 1

(CUSIP Number of Class of Securities)

Robert J. Cicero

Vice President, General Counsel, Chief Compliance Officer, and Secretary

Smith & Wesson Holding Corporation

2100 Roosevelt Avenue

Springfield, Massachusetts 01104

(800) 331-0852

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 E. Camelback Road, Suite 700

Phoenix, Arizona 85016

Tel: (602) 445-8000

Fax: (602) 445-8100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$75,000,000	$10,230
*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 7,500,000 shares of common stock, par value $0.001 per share, at the tender offer price of $10.00 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,230	Filing Party: Smith & Wesson Holding Corporation
Form or Registration No.: Schedule TO-I	Date Filed: June 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 17, 2013 (the “Schedule TO”) by Smith & Wesson Holding Corporation, a Nevada corporation (“S&W”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by S&W to purchase up to 7,500,000 shares of its common stock, $0.001 par value per share (the “Shares”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of S&W, par value $0.001 per share, issued pursuant to the Rights Agreement, dated August 25, 2005, between S&W and Interwest Transfer Company, Inc., as Rights Agent, at a price of $10.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 17, 2013 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, previously filed as Exhibit (a)(1)(ii) to the Schedule TO.

S&W hereby clarifies that, notwithstanding the incorporation of future filings by S&W with the Securities and Exchange Commission referenced in Section 10 of the Offer to Purchase, any amendments to the terms of the tender offer would be made by the filing of an amended Schedule TO. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Item 5 of the Schedule TO is hereby amended and supplemented as follows:

On June 26, 2013, we issued an aggregate of $25.0 million of our new 5.875% Senior Notes due 2017 (the “New Notes”) for cash (the “Note Purchase”), pursuant to the terms and conditions of an exchange and purchase agreement, dated as of June 21, 2013, by and between us and the institutional investors party thereto (the “Exchange and Purchase Agreement”). The New Notes were issued without registration in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Following the Note Purchase, we have issued an aggregate of $100.0 million of notes pursuant to the Indenture (as defined below), consisting of the New Notes and all notes previously issued pursuant to the Indenture (collectively, the “Notes”).

The New Notes were issued pursuant to the terms and conditions of an indenture (the “Original Indenture”), dated as of June 17, 2013, between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by a first supplemental indenture, dated as of June 26, 2013, between us and the Trustee (the “Supplemental Indenture,” and together with the Original Indenture, the “Indenture”).

The outstanding Notes pay interest on June 15 and December 15 of each year, beginning on December 15, 2013, at an annual rate of 5.875% of the unpaid principal amount. If an event of default occurs, the Trustee under the Indenture or holders of no less than 25% in principal amount of the outstanding Notes may accelerate the payment on the principal amount and any accrued and unpaid interest. Events of default include, among other events, a default in payment on the Notes, and our breach of the covenants described below.

At any time prior to June 15, 2015, we may, at our option (a) upon not less than 30 nor more than 60 days’ prior notice, redeem all or a portion of the Notes at the redemption price of 100% of the principal amount of the Notes, plus an applicable premium, plus accrued and unpaid interest as of the redemption date; or (b) redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more equity offerings at a redemption price of 105.875% of the principal amount of the Notes, plus accrued and unpaid interest as of the redemption date; provided that in the case of the foregoing clause, at least 65% of the aggregate original principal amount of the Notes remains outstanding, and the redemption occurs within 60 days after the closing of the equity offering. On and after June 15, 2015, we may, at our option, upon not less than 30 nor more than 60 days’ prior notice, redeem all or a portion of the Notes at the redemption price of (a) 102.9375% of the principal amount of the Notes to be redeemed, if redeemed during the 12-month period beginning on June 15, 2015; or (b) 100% of the principal amount of the Notes to be redeemed, if redeemed during the 12-month period beginning on June 15, 2016, plus, in either case, accrued and unpaid interest on the Notes as of the applicable redemption date. Subject to certain restrictions and conditions, we may be required to make an offer to repurchase the Notes from the holders of the Notes in connection with a change of control or disposition of assets. If not redeemed by us or repaid pursuant to the holders’ right to require repurchase, the Notes mature on June 15, 2017.

The New Notes are general senior unsecured obligations of our company. The Indenture contains certain affirmative and negative covenants, including limitations on restricted payments, limitations on indebtedness, limitations on the sale of assets, and limitations on liens.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Original Indenture, the Supplemental Indenture, and the Exchange and Purchase Agreement, and is subject to and qualified in its entirety by reference to the full text of such documents, copies of which were filed as exhibits to the Schedule TO and are incorporated herein by reference. The Supplemental Indenture is filed herewith as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Purchase, dated June 17, 2013

(a)(1)(ii)*	Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated June 17, 2013

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated June 17, 2013

(a)(1)(vi)*	Summary Advertisement

(a)(2)-(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated June 13, 2013 (1)

(b)	Not applicable.

(d)(i)	Form of Indemnity Agreement entered into with the following directors and executive officers: As of June 29, 2009 with Barry M. Monheit, Michael F. Golden, Robert L. Scott, John B. Furman, Mitch A. Saltz, I. Marie Wadecki, and Jeffrey D. Buchanan; as of November 2009 with P. James Debney; as of July 2011 with Robert H. Brust; as of December 14, 2011 with Mario Pasantes and Mark P. Smith; and as of April 24, 2012 with Michael J. Brown and Robert J. Cicero (2)

(d)(ii)	Amended and Restated Employment Agreement, executed December 8, 2011 as of September 26, 2011, between P. James Debney and Smith & Wesson Holding Corporation (3)

(d)(iii)	Severance and Change in Control Agreement, effective as of January 3, 2011, by and between Smith & Wesson Holding Corporation and Jeffrey D. Buchanan (4)

(d)(iv)	Letter of Amendment, dated September 9, 2011, between Jeffrey D. Buchanan and Smith & Wesson Holding Corporation (3)

(d)(v)	Separation Agreement and Release, dated September 26, 2011, between Michael F. Golden and Smith & Wesson Holding Corporation (5)

Exhibit No.	Exhibit Name

(d)(vi)	2001 Stock Option Plan (6)

(d)(vii)	Form of Option to 2001 Stock Option Plan (7)

(d)(viii)	Amended and Restated 2004 Incentive Stock Plan (5)

(d)(ix)	Form of Restricted Stock Unit Award Agreement to the 2004 Incentive Stock Plan (8)

(d)(x)	Form of Non-Qualified Stock Option Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (3)

(d)(xi)	Form of Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (3)

(d)(xii)	Form of Performance-Based Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (9)

(d)(xiii)	Form of Time-Based Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (9)

(d)(xiv)	Non-Qualified Stock Option Agreement issued on December 6, 2004 between the Registrant and Michael F. Golden (6)

(d)(xv)	2011 Employee Stock Purchase Plan (5)

(d)(xvi)	Rights Agreement, dated as of August 25, 2005, by and between the Registrant and Interwest Transfer Company, Inc., as Rights Agent (10)

(d)(xvii)	Indenture, dated as of June 17, 2013, among Smith & Wesson Holding Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (11)

(d)(xviii)	Form of Exchange and Purchase Agreement by and among Smith & Wesson Holding Corporation and the investors party thereto (11)

(d)(xix)	First Supplemental Indenture, dated as of June 26, 2013, among Smith & Wesson Holding Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (12)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 17, 2013.
(1)	Incorporated by reference to the Registrant’s Schedule TO filed with the SEC on June 13, 2013.
(2)	Incorporated by reference to the Registrant’s Form 10-K filed with the SEC on June 30, 2009.
(3)	Incorporated by reference to the Registrant’s Form 10-Q filed with the SEC on December 8, 2011.
(4)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on December 21, 2010.
(5)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on September 28, 2011.
(6)	Incorporated by reference to the Registrant’s Form S-8 (No. 333-128804) filed with the SEC on October 4, 2005.
(7)	Incorporated by reference to the Registrant’s Proxy Statement on Schedule 14A filed with the SEC on December 28, 2001.
(8)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on May 19, 2006.
(9)	Incorporated by reference to the Registrant’s Form 10-K filed with the SEC on June 28, 2012.
(10)	Incorporated by reference to the Registrant’s Form 8-A filed with the SEC on August 25, 2005.
(11)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on June 17, 2013.
(12)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on June 26, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMITH & WESSON HOLDING CORPORATION

By:	/s/ P. James Debney
Name: P. James Debney Title: President and Chief Executive Officer

Date: June 26, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Purchase, dated June 17, 2013

(a)(1)(ii)*	Letter of Transmittal

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated June 17, 2013

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated June 17, 2013

(a)(1)(vi)*	Summary Advertisement

(a)(2)-(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated June 13, 2013 (1)

(b)	Not applicable.

(d)(i)	Form of Indemnity Agreement entered into with the following directors and executive officers: As of June 29, 2009 with Barry M. Monheit, Michael F. Golden, Robert L. Scott, John B. Furman, Mitch A. Saltz, I. Marie Wadecki, and Jeffrey D. Buchanan; as of November 2009 with P. James Debney; as of July 2011 with Robert H. Brust; as of December 14, 2011 with Mario Pasantes and Mark P. Smith; and as of April 24, 2012 with Michael J. Brown and Robert J. Cicero (2)

(d)(ii)	Amended and Restated Employment Agreement, executed December 8, 2011 as of September 26, 2011, between P. James Debney and Smith & Wesson Holding Corporation (3)

(d)(iii)	Severance and Change in Control Agreement, effective as of January 3, 2011, by and between Smith & Wesson Holding Corporation and Jeffrey D. Buchanan (4)

(d)(iv)	Letter of Amendment, dated September 9, 2011, between Jeffrey D. Buchanan and Smith & Wesson Holding Corporation (3)

(d)(v)	Separation Agreement and Release, dated September 26, 2011, between Michael F. Golden and Smith & Wesson Holding Corporation (5)

(d)(vi)	2001 Stock Option Plan (6)

(d)(vii)	Form of Option to 2001 Stock Option Plan (7)

(d)(viii)	Amended and Restated 2004 Incentive Stock Plan (5)

(d)(ix)	Form of Restricted Stock Unit Award Agreement to the 2004 Incentive Stock Plan (8)

(d)(x)	Form of Non-Qualified Stock Option Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (3)

(d)(xi)	Form of Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (3)

(d)(xii)	Form of Performance-Based Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (9)

(d)(xiii)	Form of Time-Based Restricted Stock Unit Award Grant Notice and Agreement to the 2004 Incentive Stock Plan (9)

(d)(xiv)	Non-Qualified Stock Option Agreement issued on December 6, 2004 between the Registrant and Michael F. Golden (6)

Exhibit No.	Exhibit Name

(d)(xv)	2011 Employee Stock Purchase Plan (5)

(d)(xvi)	Rights Agreement, dated as of August 25, 2005, by and between the Registrant and Interwest Transfer Company, Inc., as Rights Agent (10)

(d)(xvii)	Indenture, dated as of June 17, 2013, among Smith & Wesson Holding Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (11)

(d)(xviii)	Form of Exchange and Purchase Agreement by and among Smith & Wesson Holding Corporation and the investors party thereto (11)

(d)(xix)	First Supplemental Indenture, dated as of June 26, 2013, among Smith & Wesson Holding Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (12)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 17, 2013.
(1)	Incorporated by reference to the Registrant’s Schedule TO filed with the SEC on June 13, 2013.
(2)	Incorporated by reference to the Registrant’s Form 10-K filed with the SEC on June 30, 2009.
(3)	Incorporated by reference to the Registrant’s Form 10-Q filed with the SEC on December 8, 2011.
(4)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on December 21, 2010.
(5)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on September 28, 2011.
(6)	Incorporated by reference to the Registrant’s Form S-8 (No. 333-128804) filed with the SEC on October 4, 2005.
(7)	Incorporated by reference to the Registrant’s Proxy Statement on Schedule 14A filed with the SEC on December 28, 2001.
(8)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on May 19, 2006.
(9)	Incorporated by reference to the Registrant’s Form 10-K filed with the SEC on June 28, 2012.
(10)	Incorporated by reference to the Registrant’s Form 8-A filed with the SEC on August 25, 2005.
(11)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on June 17, 2013.
(12)	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on June 26, 2013.